Mail Stop 4561


								September 2, 2005


By U.S. Mail and facsimile to 810-987-0079

Timothy D. Regan
Chief Financial Officer
Citizens First Bancorp Inc.
522 Water Street
Port Huron, MI  48060

Re:	Citizens First Bancorp Inc.
	Form 10-K for the Fiscal Year Ended December 31, 2004
	File No. 000-32041

Dear Mr. Regan:

      We have limited our review of your filing to the issue we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.












Form 10-K for the Fiscal Year Ended December 31, 2004

Note 3 -Securities, page 60

1. We note that as of December 31, 2004 your unrealized losses over twelve months on equity securities were $1.1 million and are related to preferred stock issued by FHLMC. Please provide us with your comprehensive analysis supporting your conclusion that your investment in FHLMC preferred stock is not other than temporarily impaired as of December 31, 2004. Please refer to SAB Topic 5M and address the following in your analysis:
* Duration of impairment;
* The current increasing trend in interest rates;
* The financial condition and near-term prospects of the issuer, including any specific events which may affect the future earnings potential of the issuer; and
* Your estimate of the forecasted period of time sufficient to allow for any anticipated recovery in market value.

Item 15. Exhibits and Financial Statement Schedules, page 79

2. Your Form 10-K/A filed on April 28, 2005 did not include
Section
1350 Certifications of the Chief Executive Officer and Chief
Financial Officer. Please revise your Form 10-K to include these certifications and re-submit Exhibits 23, and 31 with your amended Form 10-K.

* * * * *

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Matthew Komar (Staff Accountant) at (202)
551-
3781 or me at (202) 551-3490 if you have questions regarding comments on the financial statements and related matters.


      Sincerely,



      Don Walker
Senior Assistant
      Chief Accountant
Timothy D. Regan
Citizens First Bancorp Inc.
September 2, 2005
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